UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: June 1, 2009

EXHIBIT INDEX

Exhibit No.                   Description

99.1                               Announcement dated May 29, 2009, entitled “Grant of Share Options”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces that on 27 May 2009, 97,848,000 share options (the “Share Options”) to subscribe for up to a total of 97,848,000 ordinary shares of HK$0.10 each (the “Shares”) of the Company were granted to certain individuals (the “Grantees”) under the share option scheme adopted by the Company on 31 December 2005, subject to the acceptance of the Grantees.  The criteria adopted by the Company in granting the Share Options are consistent with the criteria it used in the previous year. Details of the Share Options are as follows:

Date of grant	:	27 May 2009 (the “Date of Grant”)

Exercise price of Share Options granted	:	HK$9.93 per Share

Number of Share Options granted	:	97,848,000 (each Share Option shall entitle the holder thereof to subscribe for one Share)

Closing price of the Shares on the Date of Grant	:	HK$9.79 per Share

Validity period of the Share Options	:	From 27 May 2009 to 27 May 2019

Vesting date of the Share Options	:
one third of the Share Options granted will vest on the first, second and third anniversaries of the date of grant, respectively, such that the Share Options granted are fully vested on the third anniversary of the Date of Grant

Among the Share Options granted above, 14,133,000 Share Options were granted to the directors (the “Directors”), details of which are as follows:

Name of Director	Position(s) held with the Company	Number of Share Options
Fu Chengyu	Chairman, Executive Director and Chief Executive Officer	4,041,000
Yang Hua	Executive Director, President and Chief Financial Officer	2,835,000
Wu Guangqi	Executive Director and Compliance Officer	1,857,000
Zhou Shouwei	Non-executive Director	1,800,000
Cao Xinghe	Non-executive Director	1,800,000
Wu Zhenfang	Non-executive Director	1,800,000

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 29 May 2009

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao